SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer's Id. (CGC): 76.483.817/0001-20 Publicly-held Company - CVM 1431-1

RI COPEL 01 / 2008

NOTICE TO THE MARKET

ACQUISITION OF ALL THE SHARES OWNED BY SANEDO IN DOMINÓ HOLDINGS

Companhia Paranaense de Energia – COPEL, in compliance with CVM Instruction No. 358/2002, informs the market that, on January 14, 2008, it signed an agreement to acquire all the shares owned by Sanedo in Dominó Holdings S.A.

As was announced to the market on November 27, 2007, COPEL submitted a firm proposal to acquire the entire shareholding interest owned by Sanedo, corresponding to 30% (thirty percent) of the capital of Dominó Holdings, for a sum of R$ 110,226,399.70 (one hundred ten million, two hundred twenty-six, three hundred ninety-nine reais and seventy centavos). Based on internal and external studies, this investment signifies a yield of 9.5% if the current investment and tariff levels are maintained by Sanepar.

Consequent to the above-mentioned acquisition, Copel's shareholding interest in Dominó Holdings S.A., moves up from 15% to 45%.

Curitiba, January 14, 2008

     Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.